April 3, 2025

Chun Kit Yu
Chief Financial Officer
BUUU Group Limited
Flat B, 16/F, Ford Glory Plaza
37 Wing Hong Street
Cheung Sha Wan, Hong Kong

       Re: BUUU Group Limited
           Registration Statement on Form F-1
           Filed March 28, 2025
           File No. 333-286203
Dear Chun Kit Yu:

       We have reviewed your registration statement and have the following comment(s).

        Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

Registration Statement on Form F-1
Dilution, page 59

1. Your net tangible book value per Class A Ordinary Share before the offering appears to be $.13 rather than $1.34. Please revise or advise.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.
 April 3, 2025
Page 2

       Please contact Amy Geddes at 202-551-3304 or Joel Parker at 202-551-3651 with any questions.



                                                        Sincerely,

                                                        Division of Corporation
Finance
                                                        Office of Trade &
Services
cc:   Jason Ye